U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.     )

                                 JUSTWEBIT.COM, INC.

                                     COMMON STOCK

                                     482202 20 7
                                    (CUSIP NUMBER)

                                  460 East 800 North
                                   Orem, UT  84097

               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                     May 24, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only): MARC R. TOW, Social
Security No.: ###-##-####

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)

(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 3,000,000

8.  Shared Voting Power:

9.  Sole Dispositive Power: 3,000,000

10. Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person: 3,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13. Percent of Class Represented by Amount in Row (11): 8.48%

14.  Type of Reporting Person: IND

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

ITEM 1.  SECURITY AND ISSUER.

Justwebit.com, Inc.
Common Stock, $.001 par value
460 East 800 North
Orem, Utah  84097

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Marc R. Tow

(b)  3900 Birch Street, Suite 113, Newport Beach, CA  92660

(c)  None

(d)  None

(e)  United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Marc Tow agreed to perform certain legal services for the Issuer in exchange for 3,000,000 shares of stock of the Issuer. Marc
Tow currently owns 3,000,000 shares of common stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of this transaction was to enable the Issuer to contract with an attorney to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, Marc R. Tow provided legal representation and business advice to the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Marc R. Tow acquired 3,000,000 of the common shares of the Issuer on May 24, 2001. After Marc Tow's acquisition of
3,000,000 on May 24, 2001, such amount represents approximately
8.48% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Date:                                             /s/ Marc R. Tow
                                                  Marc R. Tow